Mail Stop 6010									March 21,
2006

Paul Freiman
Chief Executive Officer
Neurobiological Technologies, Inc.
3260 Blume Drive
Suite 500
Richmond, California 94806

Re:	Neurobiological Technologies, Inc.
	Registration Statement on Form S-3/A
      Filed February 23, 2006
	File Number 333-123017

 Dear Mr. Freiman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
Cover page
1. Please revise your cover page to eliminate the cross reference to the Risk Factor section on page 4. Instead, state here on the cover page that the risk factors will be included in your prospectus supplements in addition to being incorporated by reference from your periodic reports.
2. In future periodic reports, please label the discussion of your risk factors "Risk Factors," rather than "Other Factors that May Affect Future Results."

About Neurobiological Technologies, page 2
3. Please revise the fifth paragraph to clarify when you expect to receive the additional $8 million of the purchase price. Is the receipt of the remainder of the purchase price contingent on the occurrence of any events?
4. We note your response to prior comment 2 (which relates to prior
comment 18 from our original letter) regarding the aggregate
milestone payments under the Merz and Abbott agreements.   While
we
understand that the company has sought confidential treatment for this information in its periodic reports, confidential treatment is not appropriate for aggregate milestone payments. Accordingly, you should revise this disclosure to include this payment information. In addition, in your new agreement with Nordmark, you reference "periodic payments as work is being performed." The aggregate amount of these payments should also be disclosed.
5. We note that your royalty obligations to Abbott expire on a country-by-country basis as the applicable patents expire. Please revise to disclose when these patents are scheduled to begin expiring.
6. We note your response to prior comment 4. Please confirm that in future filings that include risk factors, the company will not include statements relating to risks/uncertainties of the type that we asked you to delete.
7. Please provide a more comprehensive discussion of your material agreements. The discussion should briefly summarize all material terms of the agreement, including term and termination provisions. Also, in your discussion of your SCIREX Corporation agreement, disclose the changes you are seeking to the agreement.

Form 10-K - June 30, 2005
Material Agreements, page 3
Abbott Laboratories and Viprinex, page 4

8. Please revise this discussion to include the aggregate milestone payments that you may be required to pay under this agreement. Please revise your notes to the financial statements to include a discussion of this agreement as well as the SCIREX agreement referenced in this same discussion. Also include these amounts in your contractual obligation table presented on page 29.

Liquidity and Capital Resources, page 27
Contractual Obligations Table, page 29

9. Please explain to us how you arrive at the amounts disclosed in the line item "Other long-term liabilities." We note that a portion appears to be based on the payment to Empire, but it is unclear whether there are other amounts represented here given the fact that this is spread over two time periods in the table. Also clarify in that footnote the cash portion of the obligation that will be paid.

Financial Statements
Note 2.  Acquisition of Empire Pharmaceuticals, Inc., page 49

10. Refer to your response to comment ten. We note that the revised wording you referenced on pages 25 and 26 indicates that any additional payments made will result in additional IPR&D. This infers that the actual value determined in your valuation was in excess of the $4.3 million disclosed here by at least an additional
$3.8 million that is disclosed at the top of page 26. Please explain to us how you considered paragraph 46 of SFAS 141 in determining the accounting treatment to apply to this additional fair value and the contingent consideration disclosed.

11. Please explain to us in greater detail how the license acquired in this acquisition with Abbott meets the requirements to be capitalized given that it appears to be related to the development efforts of Viprinex. Include specifically what alternative future use this license has apart from the development of this product.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tabatha Akins at (202) 551-3658 or Jim Atkinson, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Stephen Ferrulo
   	Heller Ehrman White & McAuliff LLP
   	4350 La Jolla Village Drive
   	7th Floor
   	San Diego, California 92122-1246